EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	For the twelve months ended December 31,
	2015	2014	2013	2012	2011
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$631.7	$566.1	$523.5	$428.5	$405.4
Add: Fixed charges (from below)	72.7	76.6	78.6	63.0	62.7
Add: Amortization of capitalized interest	0.5	0.4	0.4	0.4	0.5
Add: Distributed income of equity investee	7.0	7.7	4.0	1.9	—
Subtract: Capitalized interest expense	0.8	0.5	0.3	0.4	0.5

Total earnings	$711.1	$650.3	$606.2	$493.4	$468.1

Interest charged to expense	$63.8	$68.6	$70.2	$55.4	$55.1
Capitalized interest expense	0.8	0.5	0.3	0.4	0.5
One-third of rent expense	8.1	7.5	8.1	7.2	7.1

Total fixed charges	$72.7	$76.6	$78.6	$63.0	$62.7

Ratio of earnings to fixed charges	9.8x	8.5x	7.7x	7.8x	7.5x